Exhibit 99.2

Investor contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Releases Updated Investor Presentation

Rosh-Ha`Ayin, Israel – January 11, 2016 – Kornit Digital Ltd. (NASDAQ:KRNT), a company that develops, designs and markets innovative digital printing solutions for the global printed textile industry today announced the filing of a Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”), relating to the release of an updated investor presentation. The presentation is also available on Kornit’s investor relations website under the Events and Presentations tab.

Gabi Seligsohn, the Company’s Chief Executive Officer will present this updated presentation to investors today in New York City, and will be participating in the 2016 Needham Growth Conference on January 12th and January 13th. A live webcast of the presentation will be available on Tuesday, January 12th at 11:20 a.m. eastern time. During the presentation, management will provide an update on the industry and discuss current and developing trends impacting the business.

The live webcast of the presentation will be accessible at ir.kornit.com in the “Events & Presentations” section. Interested parties unable to listen to the live webcast can access an archived version of the webcast on the Company’s website for approximately 90 days.

About Kornit

Kornit (NASDAQ:KRNT) develops, designs and markets innovative digital printing solutions for the global printed textile industry. Kornit’s solution includes its proprietary digital printing systems, ink and other consumables, associated software and value added services. Kornit’s vision is to revolutionize the textile industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. Kornit is a global company headquartered in Rosh-Ha`Ayin, Israel, with U.S. offices in Mequon, Wisconsin and additional sales, support and marketing offices in Germany and Hong Kong.